EXHIBIT 3.1

CERTIFICATE OF FORMATION

OF

ALLEGHENY ENERGY SUPPLY CAPITAL, LLC

1. The name of the limited liability company is ALLEGHENY ENERGY SUPPLY CAPITAL, LLC

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ALLEGHENY ENERGY SUPPLY CAPITAL, LLC this 11th day of
April, 2001.

Member:

ALLEGHENY ENERGY SUPPLY COMPANY, LLC, a

Delaware Limited Liability Company

By: /s/ Michael P. Morrell___

Name: Michael P. Morrell

Title: President